UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

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               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:         Date examination completed:
   811-5103                                    October 24, 2003
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2. State Identification Number
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   AL          AK          AZ           AR          CA          C0
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   CT          DE          DC           FL          GA          HI
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   ID          IL          IN           IA          KS          KY
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   LA          ME          MD           MA          MI          MN
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   MS          MO          MT           NE          NV          NH
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   NJ          NM          NY           NC          ND          OH
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   OK          OR          PA           RI          SC          SD
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   TN          TX          UT           VT          VA          WA
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   WV          WI          WY           PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:
   Franklin Capital Corporation
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4. Address of principal executive office (number, street, city, state, zip code):
           450 Park Avenue, 20th Floor, New York New York 10022
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities end Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s) if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



                                                                 SEC 2198 (8-95)

[LOGO] ERNST & YOUNG     o ERNST & YOUNG LLP             o Phone: (212) 773-3000
                           5 Times Square                  www.ey.com
                           New York, New York 10036-6530


                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Franklin Capital Corporation

We have examined management's assertion, about Franklin Capital Corporation's (the "Company) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of October 24, 2003, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 24, 2003, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2002 (the date of the last examination) through October 24, 2003;

Count and inspection of all securities and similar investments located in the vault of The Bank of New York in New York, without prior notice to management;

Confirmations of all securities and similar investments held by institutions in book entry form (i.e., First New York Securities and Credit Suisse First Boston);

Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the company and The Bank of New York;

Confirmation of all repurchase agreements, if any, with brokers/banks any agreement of underlying collateral with The Bank of New York's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the requirements of the Act. In our opinion, management's assertion that Franklin Capital Corporation maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, and that no material inadequacies existed as defined by the requirements of subsections (b) and (c) of Rule l7f-2 of the Investment Company Act of 1940, as of October 24, 2003, is fairly stated, in all material respects, based on the criteria established by the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

                   A Member Practice of Ernst & Young Global

[LOGO] ERNST & YOUNG                o ERNST & YOUNG LLP


This report is intended solely for the information and use of management and the Board of Directors of Franklin Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                               /s/ Ernst & Young LLP